UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of March, 2006
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Code of Conduct and Ethics	3 - 20
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2006	Cameco Corporation
	By:	"Gary M.S. Chad"
Gary M.S. Chad
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

POLICY
Subject:
CODE OF CONDUCT AND ETHICS

Section: Administrative	Effective: Nov 30, 1991	Policy No.: 2-2
Revised: May 30, 2002
Revised: Feb 11, 2003
Revised: Nov. 14, 2003
Revised: Dec. 8, 2005

Approved by:	Gerald W. Grandey
President and Chief Executive Officer
VALUES
Safety and Environment — The safety of people and protection of the environment are the foundations of our work. All of us share in the responsibility of continually improving the safety of our workplace and the quality of our environment.
People — We value the contribution of every employee and we treat people fairly by demonstrating our respect for individual dignity, creativity and cultural diversity. By being open and honest we achieve the strong relationships we seek.
Integrity — Through personal and professional integrity, we lead by example, earn trust, honour our commitments and conduct our business ethically.
Excellence — We pursue excellence in all that we do. Through leadership, collaboration and innovation, we strive to achieve our full potential and inspire others to reach theirs.
CODE OF CONDUCT AND ETHICS
At Cameco we are committed to living our values. The safety of people and protection of the environment are among our highest priorities. We treat people fairly, and we respect individual dignity, creativity and cultural diversity. By conducting ourselves ethically and with integrity, both personally and professionally, we build strong relationships and earn the trust of others. We strive to achieve our full potential and inspire others to reach theirs. By living these values, Cameco and each of its employees, officers, and directors, pursue excellence.

Policy No.: 2-2	Subject:	Page

December 8, 2005	Code of Conduct and Ethics	2 of 2
The actions of all employees, officers, and directors at Cameco and its subsidiaries should reflect honesty, integrity and impartiality in order to earn and sustain trust. This Code of Conduct and Ethics provides guidance to all our employees, officers, and directors on how Cameco representatives conduct themselves. The code contains examples of some activities that are encouraged and some that are prohibited, but it cannot cover every situation. We must follow the spirit of this code, not just the words. Leaders at Cameco must set the example and be among the first to bring into question behaviors or actions that are inconsistent with our values.
Do not assume that questionable activities not covered by this code are permissible. In situations not addressed directly, we should ask ourselves these questions:
•	Is it right?

•	Is it fair?

•	Is it consistent with our values?

•	Would I want other people to know I did it?

•	How would I feel if I read about it in the newspaper?

•	Would people at Cameco be embarrassed if it appeared in the newspaper?
If you are still in doubt after considering these questions, seek advice from a supervisor or manager. If you would like to make your concerns known, but are uncomfortable making a direct complaint, you can contact Cameco’s Ethics Hotline anonymously 24 hours a day, seven days a week. Information about the Ethics Hotline and how to use it is available on Cameco’s intranet.

Table of Contents

1. ACCOUNTABILITY	1

2. OUR CONDUCT UNDER THE LAW	1

Complying with the Law	1
Insider Trading	1
Loans or Guarantees to Directors and Officers	1
International Business Conduct and Interaction with Government Officials	1

3. OUR CONDUCT WITHIN CAMECO	2

Conflicts of Interest	2
Transactions or Interests that Improperly Affect Our Conduct at Cameco	2
Outside Business Activities and Directorships that Improperly Affect Our Conduct at Cameco	2
Disclosure of Conflicts	3
Confidentiality	4
Record Retention and Destruction	5
Corporate Opportunities	5
Staking Mineral Claims	5
Protection and Proper Use of Cameco’s Property	5
Workplace Safety and Health	5
Workplace Conduct	6
Using Technology Appropriately	6

4. OUR CONDUCT WITH CUSTOMERS, PARTNERS, SUPPLIERS AND COMPETITORS	6

Acting Fairly and Professionally	6
Customer, Partner and Supplier Relations	6
Giving or Receiving Gifts or Entertainment	6
Competitive Practices	7

5. OUR CONDUCT WITH OUR SHAREHOLDERS AND THE PUBLIC	8

Continuous Disclosure	8
Mineral Reserves and Resources	8
Shareholder, Investor and Media Relations	8
Financial Reporting and Accountability	9
Reporting Violations Regarding Accounting Matters	9
How to Report Employee and Third Party Concerns	9
Treatment of Employee and Third Party Concerns	10
Retention of Log of Accounting Matter Concerns	10

6. OUR CONDUCT WITHIN THE COMMUNITY	10

Community Involvement and Support	10
Environment Protection	10
Political Contributions and Activities	11

7. ADMINISTRATION OF THE CODE	11

Enforcement	11
Breach of Code or Corporate Policies	11
Reporting Violations of Code or Corporate Policies	12
No Retaliation	12
Maintaining a Log	12
Waivers	12

8. REFERENCED POLICIES (IN ORDER OF REFERENCE)	12

2-2 — Code of Conduct and Ethics Policy (Attachment)
Revised: December 8, 2005	Page 1
1. ACCOUNTABILITY
The senior vice-president, corporate services and the corporate secretary are jointly responsible for establishing and reviewing this code subject to approval by the board of directors on the recommendation of the nominating, corporate governance and risk committee. They are also responsible for supervising its implementation subject to oversight by the nominating, corporate governance and risk committee as to directors, and the audit committee as to employees and officers.
2. OUR CONDUCT UNDER THE LAW
We will comply with all applicable laws, rules and regulations.
Complying with the Law
We will comply with all applicable laws, rules and regulations in the countries where we operate. Each of us is personally responsible for adhering to the standards and restrictions imposed by those laws, rules and regulations. Ignorance of the law is not a defence. Unlawful conduct cannot be tolerated, even when the intent is to further legitimate company objectives. If you are unclear about the laws, rules and regulations relating to your work, seek the assistance of the general counsel.
Insider Trading
Cameco and its employees, officers, and directors are subject to laws and regulations regarding insider trading. Generally, securities laws prohibit people from trading, directly or indirectly, in the securities (including shares, options, bonds and the like) of any company while possessing material information about the company which has not been made available to the public. This prohibition applies to Cameco securities and those of other companies. Our Policy 2-24, Restrictions on Trading of Securities, prohibits improper trading in securities and improper communication of undisclosed material information regarding Cameco or other companies. It is important that you understand and comply with this policy. If you are unsure about these restrictions and how they might relate to a purchase or sale of securities, consult the corporate secretary or senior vice-president, corporate services before making a transaction.
Loans or Guarantees to Directors and Officers
In compliance with securities law, Cameco will not provide a loan, extend credit or guarantee a personal financial obligation to any director or officer, nor any member of his or her family.
International Business Conduct and Interaction with Government Officials
The integrity of our relationships with government agencies and officials throughout the world is important. Any transactions with foreign officials and political parties must not compromise the integrity and ethical business practices of Cameco or its affiliates. Although we conduct business in parts of the world where corruption occurs, we conduct ourselves properly, and comply with laws regarding foreign corrupt practices in all our dealings. The fact that improper practices may

2-2 — Code of Conduct and Ethics Policy (Attachment)
Revised: December 8, 2005	Page 2
be common in a country does not justify them. Our Policy 2-21, International Business Conduct is designed to provide guidance on conducting ethical business dealings. Any business practice that violates the intent of this policy cannot be tolerated. Participation, directly or indirectly, in bribes`, kickbacks, contributions or similar payments violates our policy. Even the appearance of impropriety should be avoided.
3. OUR CONDUCT WITHIN CAMECO
We must conduct ourselves in the best interests of Cameco and treat our colleagues with respect.
Conflicts of Interest
A “conflict of interest” occurs when an individual’s private interest interferes, or appears to interfere, with Cameco’s interests as a whole. A conflict situation can arise when we take actions or have interests that make it difficult to do our jobs objectively and effectively.
Transactions or Interests that Improperly Affect Our Conduct at Cameco
To avoid a conflict of interest we should not engage in any business or transaction, or have a financial or other personal interest, that may improperly affect our work. Examples could include:
•	having a significant interest in a business organization that deals with Cameco;

•	having immediate relatives who own or who have a significant interest in a business that deals with Cameco;

•	influencing a Cameco decision that improves the value of property you own or have an interest in; or

•	realizing financial gains or savings from the purchase or sale of stocks, bonds, shares or other assets using information acquired through work which is not generally available to the public.
Similarly, we should not give, or influence others to give, preferential treatment to relatives or friends or to organizations in which we, our relatives, or our friends have an interest, financial or otherwise.
Outside Business Activities and Directorships that Improperly Affect Our Conduct at Cameco
As employees or officers of Cameco we should not engage in outside work or business undertakings, or sit on a company’s board:
•	where it interferes with the performance of our duties at Cameco;

•	in which we have an advantage derived from our involvement with Cameco; or

2-2 — Code of Conduct and Ethics Policy (Attachment)
Revised: December 8, 2005	Page 3
•	which is competing with Cameco or has interests counter to Cameco’s;
without first obtaining consent of the corporate secretary.
Directors of Cameco must not sit on the board of directors of a company that competes with us, nor can they be a member of an organization or group whose interests are adverse to Cameco’s, without the consent of our board of directors.
Disclosure of Conflicts
Employees or officers should promptly report to the corporate secretary any commercial, financial or other interest that might be considered to put you in a real, potential, or perceived conflict with your official duties. All employees and officers complete and submit the disclosure statement attached in schedule “A” to this code. This statement is filed with the corporate secretary when you begin working at Cameco and is updated:
(a)	before you accept a new appointment if you are moving into job band 6 or above;

(b)	when you acquire new personal holdings if a conflict of interest with Cameco may result; or

(c)	when a conflict of interest with Cameco results from modification of your work responsibilities.
Employees and officers subject to circumstance (b) or (c) who are uncertain whether a conflict of interest has arisen should contact the corporate secretary for clarification.
Directors should promptly report all actual, potential, or perceived conflicts of interest to the corporate secretary. The corporate secretary will bring the situation to the attention of the nominating, corporate governance and risk committee for review and recommendation to the board. Directors do not participate in committee or board discussions or decisions related to their own possible conflicts.
Any conflict of interest of an employee or officer coming to the attention of the corporate secretary or the senior vice-president, corporate services will be reviewed by the compliance committee. After review, the corporate secretary advises the employee in writing whether the conflict is acceptable to Cameco. An annual report on conflicts of interest will be provided to the audit committee.
Any conflict of interest of an employee who is also an insider (as defined by the Ontario Securities Act) that the compliance committee recommends Cameco accept, will be brought before the audit committee for further review. The audit committee will recommend to the board whether the conflict is acceptable. A conflict of interest of an insider must be approved by the board of directors.

2-2 — Code of Conduct and Ethics Policy (Attachment)
Revised: December 8, 2005	Page 4
Any transactions between Cameco and its officers or directors, other than routine transactions and situations arising in the ordinary course of business consistent with past practice, must be approved by the board of directors on the recommendation of the audit committee.
Employees, officers, or directors who disclose an actual, potential, or perceived conflict of interest may be required to do one or more of the following:
(a)	reimburse any benefit received;

(b)	divest themselves of the outside interest;

(c)	place applicable assets in a frozen or blind trust;

(d)	accept a permanent or temporary transfer to a position where the conflict would not exist;

(e)	resign their position.
Employees, officers, or directors who do not declare their conflicting interests are in breach of this code and subject to the consequences set out in Part 7 below.
Confidentiality
In carrying out Cameco’s business, employees, officers, and directors often learn confidential information about the company, its employees, customers, partners, clients and suppliers. The confidentiality of this information must be maintained, except when disclosure is authorized or legally mandated. Confidential information includes non-public information concerning Cameco and any non-public information provided by a third party with the expectation that the information will be kept confidential and used solely for the business purpose for which it was conveyed.
To avoid a breach of confidentiality, we:
•	do not disclose to any member of the public confidential information acquired through our position with Cameco, whether it relates to the company, individuals, groups or organizations.

•	do not make statements to the media in Cameco’s name without express permission.

•	do not permit an unauthorized person to have access to confidential information. If you are uncertain about whether information (for example, of a technical nature) should be made available to someone within or outside Cameco, ask your manager or supervisor.

•	do not disclose the personnel file of any Cameco employee. Its contents will be available only to appropriate employees on a “need-to-know” basis and in compliance with applicable laws which, for Cameco and its Canadian subsidiaries, includes Canada’s Personal Information Protection and Electronic Documents Act.

2-2 — Code of Conduct and Ethics Policy (Attachment)
Revised: December 8, 2005	Page 5
•	do not use any confidential information acquired through our position at Cameco for our personal financial benefit or for that of our friends or relatives.
Our Policy 2-22, Confidentiality suggests further practices to prevent disclosure of confidential information.
Record Retention and Destruction
Paper and electronic business records are retained according to the law and our record retention policies. No one should alter, distort, conceal or destroy any document, record, or object to obstruct an investigation conducted by Cameco or a government or regulatory agency. In the event of litigation or governmental investigation, consult general counsel regarding the proper retention of relevant records.
Corporate Opportunities
We do not (a) take for ourselves opportunities discovered through the use of corporate property, information or position; (b) use corporate property, information, or position for personal gain; or (c) compete with the company. Employees, officers, and directors owe a duty to Cameco to advance the company’s legitimate interests when the opportunity arises.
Staking Mineral Claims
The staking of mineral claims or the acquisition of mineral properties, regarding uranium, gold or other minerals Cameco has decided to exploit, by employees, officers, or directors in their own interest, or by any syndicate they have an interest in that is not owned, controlled or directed by Cameco, must be authorized in writing by the corporate secretary.
Protection and Proper Use of Cameco’s Property
Cameco’s property is for use in official company business. Any other use requires the authorization of a supervisor or manager. We expect our people to protect company assets and ensure they are used efficiently. Theft, carelessness and waste directly affect our profitability.
Workplace Safety and Health
Cameco’s top priority is the safety of employees, contractors and the public. No job is so important that we can not take the time to do it safely. We provide employees and contractors with a work environment free of uncontrolled hazards. We continually monitor and assess our operations to achieve improvements in safety and health performance. Our Policy 4-8, Safety, Health, Environment and Quality sets out our principles governing workplace safety and health. All company activities will comply with this policy. If you become aware of circumstances that pose a potential safety or health risk relating to Cameco’s activities, report the matter to your supervisor or manager, or if you prefer to the corporate secretary.

2-2 — Code of Conduct and Ethics Policy (Attachment)
Revised: December 8, 2005	Page 6
Workplace Conduct
We are committed to maintaining a workplace where everyone is treated with respect and dignity. Everyone has the right to work in an environment that promotes equal opportunity and prohibits discrimination. Achieving this depends upon mutual respect, co-operation, and understanding.
Cameco will not tolerate harassment of any sort. Harassment is comment or conduct that is known (or should be known) to be unwelcome or offensive to a reasonable person. Retaliation against any employee who files a complaint alleging harassment, or against anyone for having been associated with a person who has filed a complaint, will not be tolerated. Policy 1-4, Respectful Workplace provides guidance on understanding harassment and what to do if you are a victim.
Using Technology Appropriately
Guidelines for the use of Cameco’s computer system, e-mail system and the internet are provided in Policy 6-1, Electronic Mail and Policy 6-2, Internet Usage. All employees with access to a computer, e-mail and/or the internet must understand and comply with these policies.
4. OUR CONDUCT WITH CUSTOMERS, PARTNERS, SUPPLIERS AND COMPETITORS
We must conduct ourselves fairly and professionally in all dealings with customers, partners, suppliers and competitors.
Acting Fairly and Professionally
Cameco deals fairly with customers, partners, suppliers, competitors and employees. Taking advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair practice is not acceptable.
Customer, Partner and Supplier Relations
Our relationships with customers, partners and suppliers are critical to our success as a company. Cameco representatives conduct themselves with honesty, integrity and respect in their dealings. Customer, partner and supplier information is kept confidential unless disclosure is required by law or authorized by the customer, partner or supplier.
Giving or Receiving Gifts or Entertainment
We are to consider the motive behind business gifts and entertainment and are to ensure that the practice is done only in the spirit of business courtesy and relationship management. Modest gifts or entertainment are only to be received from, or given to, companies or individuals that

2-2 — Code of Conduct and Ethics Policy (Attachment)
Revised: December 8, 2005	Page 7
deal with Cameco if they: (a) do not influence or appear to influence the performance of job duties, (b) are not cash, (c) are consistent with customary business practices, (d) are not excessive in value, (e) do not violate any applicable laws, and (f) do not violate the provisions of this code or Policy 2-21, International Business Conduct.
Consider the following guidelines when determining whether a gift or entertainment is appropriate:
•	nominal gifts, such as logo items, pens, caps, shirts and mugs are acceptable;

•	reasonable invitations to business-related meetings, or conferences may be accepted;

•	invitations to social, cultural or sporting events may be accepted if the cost is reasonable and your attendance serves a customary business purpose;

•	invitations to golfing, fishing, sports events or similar trips that are usual and customary for your position within Cameco and the industry and promote good working relationships with customers, partners and suppliers may be accepted provided they are approved in advance by your supervisor or manager;

•	in situations where it would be extraordinarily impolite or otherwise inappropriate to refuse a gift of obvious value, the gift is to be accepted on behalf of Cameco and then delivered to Cameco.
Contact the corporate secretary or senior vice-president, corporate services if you are in doubt.
Competitive Practices
Cameco believes that fair competition is central to free markets. We are committed to observing the competition laws of all the countries in which we operate. We will not enter into arrangements that unlawfully restrict our ability to compete with other businesses, or that restrict other businesses from competing freely with us. It is particularly important for employees to avoid contact with employees of competitors that could suggest collaboration on the prices we charge for products or other aspects of our relationships with suppliers or customers that would restrict competition. These contacts could lead to illegal price-fixing agreements or group boycotts, which are the most common types of competition law violations. Policy 2-14, Competition Law Compliance provides further guidance on proper conduct with our competitors.

2-2 — Code of Conduct and Ethics Policy (Attachment)
Revised: December 8, 2005	Page 8
5. OUR CONDUCT WITH OUR SHAREHOLDERS AND THE PUBLIC
We owe a duty to our shareholders to act in the best interests of the company and to communicate with the public openly and honestly.
Continuous Disclosure
As a publicly traded company, we are committed and legally required to provide timely and broad dissemination of material corporate information. Disclosure must be complete, accurate, balanced, and avoid any misrepresentation of our operations or finances. Disclosure must be consistent in good times and bad. All financial disclosure must be fairly represented.
Each director, officer or employee who is involved in the preparation or dissemination of Cameco’s disclosures must comply with our disclosure and financial reporting controls and procedures and securities laws and regulations. Policy 2-23, Corporate Disclosure sets out our policy on the release of Cameco’s material and non-material information. If you are involved in these activities, you are required to follow this policy and our disclosure controls and procedures.
Mineral Reserves and Resources
Our mineral reserves and resources are important to the valuation of our shares. Accurate and timely disclosure of our reserve and resource estimates is critical to our reputation for integrity in the investment community. Reserve and resource estimates are confidential until made public in accordance with Policy 2-23, Corporate Disclosure. We estimate our reserves and resources according to established procedures and applicable Canadian securities laws.
Shareholder, Investor and Media Relations
Employees are to refer all inquiries from the financial community, shareholders and the media to an authorized spokesperson. Refer to Policy 2-23, Corporate Disclosure, or contact Cameco’s vice-president, investor relations and corporate communications to identify the authorized spokesperson for your site.
Public disclosure documents are reviewed and approved by Cameco’s disclosure committee in accordance with Policy 2-23, Corporate Disclosure and Cameco’s disclosure controls and procedures.
Texts of all company presentations to analysts and investors, as well as speeches, interviews, written statements and any other investor relations materials, are reviewed in advance by the senior vice-president, corporate services or designate.

2-2 — Code of Conduct and Ethics Policy (Attachment)
Revised: December 8, 2005	Page 9
Financial Reporting and Accountability
We have a duty to maintain full and accurate records to meet our legal and financial obligations and to manage our business properly. All company financial reports, administrative records and similar documents must be completed accurately, honestly and according to our procedures. Making false or inappropriate entries about transactions or the disposition of Cameco’s assets is prohibited, and we do not engage in transactions that require or contemplate the making of false or inappropriate entries. Cameco employees are responsible for the accuracy and completeness of the reports or records they create or maintain. Undisclosed or unrecorded assets, liabilities, revenues or expenses are prohibited.
All financial reports made available to shareholders and the public must fairly present financial information and be prepared according to generally accepted accounting principles as well as applicable laws and regulations.
To the extent required by securities laws, Cameco’s chief executive officer and chief financial officer will reimburse the company for compensation they have received if Cameco is required to restate its financial statements due to material non-compliance with any financial reporting requirement under securities law as a result of misconduct.
Reporting Violations Regarding Accounting Matters
We are committed to achieving compliance with all applicable securities laws and regulations, accounting standards, accounting controls and audit practices. Employees are encouraged to submit good faith complaints or concerns regarding accounting, internal accounting controls, or auditing matters to management or the audit committee. The audit committee will oversee the treatment of employee concerns in this area.
How to Report Employee and Third Party Concerns
Employees with concerns regarding accounting or auditing matters may report their concerns directly or confidentially to:
•	the corporate secretary;

•	the audit committee chair by sending a sealed letter by mail (or other delivery) addressed to Cameco Corporation, 2121 11th Street West, Saskatoon, SK, S7M 1J3, Canada. It should be marked “Private and Strictly Confidential — Attention: Chair of the Audit Committee,” and it will be delivered unopened to the audit committee chair; or

•	Cameco’s Ethics Hotline, a confidential 24-hour service operated by a third party. Information about the Ethics Hotline and how to use it is available on Cameco’s intranet.

2-2 — Code of Conduct and Ethics Policy (Attachment)
Revised: December 8, 2005	Page 10
All third party concerns regarding accounting matters received by employees must be promptly reported in writing to the corporate secretary, the chair of the audit committee, or through the Ethics Hotline.
Treatment of Employee and Third Party Concerns
Upon receipt of an employee or third party concern, the corporate secretary will (1) determine whether the concern actually pertains to accounting matters, and (2) when possible, acknowledge receipt of the concern to the sender. Under audit committee direction and oversight, concerns relating to accounting matters will be reviewed by the corporate secretary or other individuals the audit committee considers appropriate. Confidentiality will be maintained as far as possible, consistent with the need to conduct an adequate review. Corrective action will be taken as warranted by the audit committee. Employees who report concerns about accounting or other matters in good faith will not be discharged, demoted, suspended, threatened, harassed or discriminated against by Cameco.
Retention of Log of Accounting Matter Concerns
The corporate secretary will maintain a log of all concerns, tracking their receipt, investigation and resolution and will prepare a periodic summary report for the audit committee. Copies of concerns and this log will be kept for at least seven years.
6. OUR CONDUCT WITHIN THE COMMUNITY
We strive to support the communities and protect the environment where we operate.
Community Involvement and Support
We strive to be involved in and support the communities where we interact and encourage employees, officers and directors to do the same in their personal capacity.
Environment Protection
Environment protection throughout all stages of our activities is among our highest priorities. We strive to be a leading performer by (1) complying with and moving beyond legal requirements; (2) keeping environmental risks at levels as low as reasonably achievable; (3) preventing pollution; and (4) continually improving our performance. Policy 4-8, Safety, Health, Environment and Quality provides the principles we follow to fulfill our commitment to the environment. If you become aware of real or potential environmental risks relating to Cameco’s operations or activities, report the matter to your supervisor or manager, or if you prefer to the corporate secretary.

2-2 — Code of Conduct and Ethics Policy (Attachment)
Revised: December 8, 2005	Page 11
Political Contributions and Activities
Policy 5-2, Political Donations sets out guidelines for contributions to political parties or candidates. Political donations will be made only with the prior approval of the nominating, corporate governance and risk committee of the board and according to our policy and applicable laws.
We respect and support your right to participate in the political process on your own behalf. Company property must not be used in campaigning for a political party or candidate, without the consent of your supervisor or manager.
7. ADMINISTRATION OF THE CODE
Enforcement
All employees, officers, and directors are made aware of this code. Adherence to the code and the referenced policies is a requirement. The disclosure statement attached in schedule “A” is to be completed and submitted to the corporate secretary when you are hired or first elected to the board of directors. Thereafter you have the responsibility to ensure updated statements are submitted to the corporate secretary as required under “Disclosure of Conflicts” on page 3 of this code.
Each December, employees in job band 6 and above, as well as directors, are required to complete and submit the compliance and disclosure statement attached in schedule “B” to the corporate secretary.
Breach of Code or Corporate Policies
Employees or officers who breach this code will be subject to disciplinary action, including reprimand, demotion, suspension and dismissal, applied according to the nature and severity of the breach. Directors who breach this code may be asked to resign from the board. Breach of a policy referred to in this code will be treated as a breach of the code.
Our corporate secretary and senior vice-president, corporate services constitute Cameco’s compliance committee. They are empowered to investigate and determine whether there has been a breach of the code or the policies by an employee or officer, subject to oversight by the audit committee. Any investigation of a breach of the code or the policies by a director will be conducted by the nominating, corporate governance and risk committee. Failure by an employee, officer or director to co-operate with an investigation is a breach of this code.

2-2 — Code of Conduct and Ethics Policy (Attachment)
Revised: December 8, 2005	Page 12
Reporting Violations of Code or Corporate Policies
Promptly report any potential violations of this code or other Cameco policies, or any illegal or unethical behaviour, to your supervisor, the human resources department at your site, or an executive such as the corporate secretary or senior vice-president, corporate services. If in doubt, confer with your supervisor, human resources representative or an executive member about what to do. If you are uncomfortable making a direct complaint, you can confidentially contact:
•	Cameco’s Ethics Hotline, a confidential 24-hour service operated by an outside third party. Information about the Ethics Hotline and how to use it is available on Cameco’s intranet; or

•	the board chair and other independent directors by sending a sealed letter by mail (or other delivery) addressed to Cameco Corporation, 2121 11th Street West, Saskatoon, SK, S7M 1J3, Canada. Correspondence marked “Private and Strictly Confidential — Attention: Chair of the Board of Directors” will be delivered unopened to the board chair.
No Retaliation
People reporting in good faith a suspected breach of this code are protected from reprisal, such as dismissal, demotion, suspension, threats, harassment and discrimination. Any reprisal would be a breach of this code.
Maintaining a Log
The corporate secretary will maintain a log of any reports and complaints, tracking their receipt, investigation and resolution, and will prepare a periodic summary report for the audit committee. If the reports or complaints require confidentiality, it will be assured to the extent permitted by applicable law.
Waivers
Waivers of this Code for executive officers or directors may be made only by the board of directors on the recommendation of either the audit committee or the nominating, corporate governance and risk committee, as applicable. Waivers for other employees may be made by the compliance committee. Waivers for directors or executive officers will be promptly disclosed as required by applicable securities rules and regulations.
8. REFERENCED POLICIES (in order of reference)

Policy 2-24	Restrictions on Trading of Securities
Policy 2-21	International Business Conduct
Policy 2-22	Confidentiality
Policy 4-8	Safety, Health, Environment and Quality
Policy 1-4	Respectful Workplace
Policy 6-1	Electronic Mail

2-2 — Code of Conduct and Ethics Policy (Attachment)
Revised: December 8, 2005	Page 13

Policy 6-2	Internet Usage
Policy 2-14	Competition Law Compliance
Policy 2-23	Corporate Disclosure
Policy 5-2	Political Donations
Approved by the Board of Directors on December 8, 2005, as applicable to all Cameco employees, officers, directors and representatives. The same standards of behaviour are expected from all employees, officers, directors and representatives of Cameco’s subsidiaries, and joint ventures where we have sole operational control or more than a 50% interest. Our subsidiaries and joint ventures may choose to implement their own ethics policies in place of this code provided that such policies incorporate the same basic principles and are consistent with the intent of this code.

Schedule “A”

DECLARATION CODE OF CONDUCT AND ETHICS AND CONFLICTS OF INTEREST

Name (Please Print)

Job Title/Position

Operation/Division

I have read and understand the Code of Conduct and Ethics of Cameco Corporation and declare that I hold no business, commercial, financial, property or similar interest(s) which, in my opinion, might be construed as being in actual, potential, or perceived conflict with the duties and responsibilities of my position.

(Date)	(Signature)
OR
I have read and understand the Code of Conduct and Ethics of Cameco Corporation and disclose the following holding(s) which might be construed as being in actual, potential, or perceived conflict with the duties and responsibilities of my position.

(Date)	(Signature)

If a situation exists or arises where I am in doubt as to what to do, I will seek advice from the Corporate Secretary of Cameco.
I understand that misrepresentation or omission of facts or disclosures called for in this policy may cause me to lose my position.

Date:

Signature of Employee/Director:

Schedule “B”

ANNUAL COMPLIANCE AND DISCLOSURE STATEMENT CODE OF CONDUCT AND ETHICS AND CONFLICTS OF INTEREST

I have read, understand, am complying with and intend to continue to comply with the corporation’s Code of Conduct and Ethics, except for the following actual, potential or perceived conflicts which already involve me or my family members (if any):

If a situation exists or arises where I am in doubt as to what to do, I will seek advice from the Corporate Secretary of Cameco.
I understand that misrepresentation or omission of facts or disclosures called for in this policy may cause my dismissal.

Date:

Signature:

Printed Name:

Job Title/Position: